Mail Stop 3561

October 21, 2009

Rachel E. Geiersbach
Senior Attorney
Advance Stores Company, Incorporated
5008 Airport Road NW
Roanoke, VA 24012

> **Re:** **Advance Auto Parts, Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 14, 2009**
> **File No. 001-16797**

Dear Ms. Geiersbach:

We have completed our review of your Proxy Statement and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director